December 1, 2004

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0305

Attention: Mr. David Humphrey

Re:	Lowrance Electronics, Inc. (the Company) Commission File Number: 0-15240

Dear Mr. Humphrey:

This letter is in response to your comment letter dated November 16, 2004 regarding the Company’s July 31, 2004 Annual Report on Form 10-K. The Company’s responses are indicated below, following each comment from your letter.

Comment Number 1

Item 1 — Business

Key Growth Strategies

Products, Page 4

1. We note from Note 9 that you disclose information in one reporting segment based on the manner in which your CEO (chief operating decision-maker) reviews the financial information. However, based on disclosure included elsewhere in your Form 10-K, it appears that you analyze results based on type of product (SONAR, GPS and SONAR/GPS combination products). Please explain to us in further detail how your CEO would know and be able to certify this information if he does not review financial information at this level. Furthermore, if you do believe that they are separate operating segments, but that they meet the criteria for aggregation outlined in paragraph 17 of SFAS No. 131, please explain in detail your basis for this conclusion.

Company Response

The Company believes its operations are correctly reported as a single operating segment in accordance with paragraph 10 of Statement of Financial Accounting Standards (SFAS) No. 131. The Company’s Chief Operating Decision-Maker (CODM) is the President and Chief Executive Officer. The CODM receives discrete financial information concerning the Company’s operations only at a consolidated level and does not receive financial information by market or product groupings or by individual products. The CODM makes decisions based upon consolidated financial information.

Internally, we do track the level of sales for the marine, general consumer and aviation markets. However, we do not allocate standard cost variations to specific products, nor do we assign operating expenses to those specific products. As stated above, the CODM does not receive sales information on a regular basis for marine, general consumer and aviation markets. He receives this information only in connection with our annual reporting on Form 10-K.

The sales information disclosed in the 10-K is provided because we believe it is important information to shareholders and potential shareholders who might look at the ultimate consumer markets (marine, general consumer and aviation) for these products rather than the markets into which we sell our products (mass merchandisers, dealers, distributors and original equipment manufacturers) and manage our business.

Comment Number 2

Item 1 — Business

Key Growth Strategies

Customer Service, Page 7

2. We note from your disclosure on page 7 that you license certain databases from third parties for use in your GPS products. Supplementally tell us how you have accounted for the cost of these licenses. Include in your response whether you include in the retail price of your products “access” to these services for a specific period of time, the specific details of your arrangements for these licenses (for example, $X for unlimited use in your products for a period of Y years, $X per unit sold with access for Y years, etc), and where you have included the associated revenues and expenses in your income statement.

Company Response

We have two different types of database license agreements. One type requires the Company to pay third parties a fee for every unit we sell which includes the licensed database, a volume based arrangement. The other type requires the Company to pay a license fee which allows use of the database for a specified time period, a time based arrangement.

The prices we charge to our customers do not change whether the product utilizes a licensed database or not, irrespective of whether the licensed database is volume based or time based.

The databases included in our products are transparent to the user. Each database utilized in a particular product is included in every unit shipped. The consumers do not have to pay any additional costs for use of those databases.

We account for the volume based licenses by accruing the license fee as unit sales take place and remitting the accrued license fees to the licensee company on a periodic basis. We account for the time based arrangements through prepaid assets for payments made at the beginning of the arrangements and at the periodic intervals stated in the contracts which are amortized to cost of sales over the life of the agreements.

Comment Number 3

Item 7 — Management’s Discussion and Analysis of Financial Condition

Results of Operations

Year Ended July 31, 2004 Compared To Year Ended July 31, 2003, Page 14

3. We note several instances within MD&A where a change in revenues or expenses is not fully explained. For example, a $4.6 million increase in operating expenses, representing an increase of 2.8% as a percent of sales, is not fully explained. Similarly, we note more complete explanations are included for 2003 versus 2002 explanations (see page 14). Please note that these examples do not comprise all instances. Please supplementally explain to us and revise your disclosure to fully and completely explain all changes in operating results. Refer to the guidance in FR 72.

Company Response

The first paragraph under the heading Operating expenses and income summarizes the total operating expenses and the change in those totals compared to the prior fiscal year. The next two paragraphs break down the total operating expenses between the two line items which are presented on the income statement, selling and administrative expenses and research and development expenses. The explanations for the changes compared to the prior fiscal year are explained in these two paragraphs.

In future filings, we will indicate in the first paragraph under the heading Operating expenses and income that selling and administrative expenses and research and development expenses represent the two specific line items in total operating expenses and the paragraphs that follow present the specific information with respect to the changes in those two line items.

Comment Number 4

Liquidity and Capital Resources

Sources of Capital, Page 16

4. Please expand your discussion of the waiver you received from the bank for the $5 million limit on capital expenditures to include a discussion of the potential financial impact to you had the waiver not been obtained, a discussion of the facts and circumstances leading to the expenditure of over $5 million on capital expenditures, and the probability of a similar situation arising in the future.

Company Response

In future filings, we will expand the discussion with respect to the waiver we received from the bank concerning the capital expenditure limit to indicate that, under the terms of the credit facility, the bank could have called the loan as a result of this covenant violation.

We exceeded the limit as a result of the growth we have experienced and the large number of new products we developed and shipped in fiscal 2004.

The bank is currently amending the credit agreement and increasing the capital expenditure limit as a result of our growth requirements. We do not anticipate similar covenant issues under the amended credit agreement.

Comment Number 5

Note 1 — Business and Summary of Significant Accounting Policies

Accrued Product Cost

Product Warranties, Page F-8

5. We note your disclosure that costs related to your one year warranty are estimated at the time of sales based on historical figures. We note from disclosure on page 7 that you also offer two-year extended warranties for an additional one-time fee through LEI Extras, Inc. subsidiary. Supplementally explain to us and, to the extent material, revise your disclosure to indicate the treatment of this additional revenue and the associated warranty expense.

Company Response

We offer an extended warranty for a second year of coverage in addition to the standard one year warranty. We defer the revenue associated with each extended warranty and recognize that deferred revenue monthly over the 12 month period beginning with the 13th month following the initial sale. At July 31, 2004, deferred revenue totaled approximately $63,000.

Comment Number 6

Form 8-K, June 15, 2004 Restatement Press Release

6. We note from your 8-K filed on June 15, 2004 that your 2003 Form 10-K and the first 3 Forms 10-Q for fiscal 2004 have been restated to show the effect of certain options which should have been accounted for under variable accounting and for the adoption of SFAS 123 under the modified prospective method. With respect to these restatements, please explain to us the facts and circumstances surrounding the discovery of the error as well as the decision to adopt SFAS 123. Please also explain to us how the adoption of SFAS 123, which typically results in increased compensation expense due to implementation of the fair value method, resulted in an increase to earnings per share on a fully diluted basis.

Company Response

During the process of preparing the S-1, we discussed the various methods by which option holders could pay the required strike price. One of the three allowed methods was a cashless exercise provision, wherein the employee could elect to receive net shares (not cash) equal in value to the excess of the fair value of the underlying shares over the strike price. During that discussion, the Company became aware of accounting interpretations related to the cashless exercise provision allowed in the Company’s stock option plan which referred to our provision as an immaculate cashless exercise. The interpretations indicated that cashless exercise provisions require variable plan accounting. Variable plan accounting requires recognition of compensation expense based upon the difference between the strike price of the options and the Company’s traded stock price as of each reporting date amortized over the vesting period. Our financial statements for fiscal 2003 and for all three quarters of fiscal 2004 were restated to reflect variable plan accounting and we filed an amended Form 10-K for fiscal 2003 and amended Form 10-Qs for all three quarters of fiscal 2004.

In the fourth quarter of fiscal 2004, the Company made the decision to adopt SFAS 123 under the modified prospective method permitted by SFAS 148, effective as of August 1, 2003, the beginning of the Company’s 2004 fiscal year. SFAS 123 fair value accounting, for an equity award such as this, is based upon the fair value of the options measured as of the grant date. The Company’s pro forma disclosures have historically disclosed $2.39 as the fair value of the options at the date of grant determined using the Modified Black-Scholes European option pricing model.

The impact of the adoption of SFAS 123 resulted in an increase in earnings per share compared to the variable plan accounting because of the significant increase in the Company’s traded stock price. At the point at which the Company’s traded stock price exceeded $5.06 per share, the compensation expense under variable plan accounting would exceed the compensation expense under SFAS 123. The $5.06 stock price is determined by adding the strike price of $2.67 per share to the option fair value of $2.39 per shares. The Company’s traded stock price at the end of fiscal 2003 and the end of each of the first three quarters of fiscal 2004 was $8.63 at July 31, 2003; $20.65 at October 31, 2003; $20.35 at January 31, 2004; and $21.36 at April 30, 2004.

* * * * * * * * * * * * * * * * * * * *

The Company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you would like to discuss any of these matters, please call me at 918.438.8774.

Sincerely,

/s/ DOUGLAS J. TOWNSDIN

Douglas J. Townsdin
Chief Financial Officer